U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                                   Turner, Cal
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   (Last)                           (First)                          (Middle)

                               100 Mission Ridge
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                                    (Street)

                            Goodlettsville, TN 37072-2170
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   (City)                           (State)                            (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                        DOLLAR GENERAL CORPORATION "DG"
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

                                   APRIL 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                   CHAIRMAN AND CHIEF EXECUTIVE OFFICER (CEO)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________



================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock                          04/19/2002     G       V      2,838(1)     D                              D
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Common Stock                          04/29/2002     G       V        200(2)     D                              D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          04/30/2002     G       V      2,300(3)     D               5,708,756      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                        11,061      I         By 401(k)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                            82      I         By Co-EXEC
                                                                                                                          CTS Estate
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     1,881,513      I         By Co-TTEE
                                                                                                                          ETC TR
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     1,293,620      I         By Co-TTEE
                                                                                                                          HCTTR
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     1,531,180      I         By Co-TTEE
                                                                                                                          JST TR
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     1,881,036      I         By Co-TTEE
                                                                                                                          LJTD TR
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                    31,625,784      I         By Co-TTEE
                                                                                                                          Turner
                                                                                                                          Children's
                                                                                                                          Trust
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       150,000     I          By CT
                                                                                                                          Annuity
                                                                                                                          TR2001
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       272,779     I          By Dugas
                                                                                                                          Irrevocab-
                                                                                                                          le TR
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                        10,265     I          By IRA
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                        98,058     I          By LWC
                                                                                                                          Foundation
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                    758,836(4)     I           By Spouse
====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Stock Option/Emp    $15.42  4/19/02   A   V     (A)178,725   10/20/02 4/19/12  Common    178,725          178,725   D
/Spec/2002-04-19                                                               Stock
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====================================================================================================================================

Explanation of Responses:

(1) A grant of 1,419 shares made to two separate individuals through trust accounts
(2)  A gift of 100 shares made to two individuals
(3) A gift of 100 shares made to 11 individuals and a gift of 200 shares made to 6 individuals
(4) In May of 2001, 31,249 shares were received by Mr. Turner's spouse as a result of the conversion of STRYPES into shares of common stock in accordance with the STRYPES acquired by Mr. Turner's spouse in October of 2000. On Mr. Turner's Form 5 for fiscal year 2001, these shares were inadvertently excluded from the total number of shares reported as owned by Mr. Turner's spouse.



           /s/ Cal Turner                                       5/24/2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                              Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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